

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Lance Stewart
Chief Financial Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Boulevard
Tontitown, Arkansas 72770

> **Re: P.A.M. Transportation Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 7, 2024**
> **File No. 000-15057**

Dear Lance Stewart:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Energy & Transportation

cc: Courtney C. Crouch, III, Esq.